Note 1 -   **Nature of Business**

GCFA Securities, LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company is a wholly-owned subsidiary of Greylock Capital Financial Advisers, LLC, a Delaware limited liability company ("GCFA"), which in turn is a wholly-owned subsidiary of Greylock Capital Associates, LLC, a Delaware limited liability company ("GCA" and together with GCFA, the "Parent").

During 2015, the Company had no revenues.

The company has adequate resources to continue as a going concern.

The Company is located in New York, NY and its customers are located in the United States.

There were no liabilities subordinated to the claims of general creditors during the year ended December 31, 2015.

Note 2 -   **Summary of Significant Accounting Policies**

a)   **Basis of Presentation**

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

b)   *Revenue Recognition*

The Company recognizes revenues in accordance with Financial Accounting Standards ("FASB"), Accounting Standards Codification ("ASC") 605, Revenue Recognition, which stipulates that revenue generally is realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable.

c)   *Income Taxes*

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these are the responsibility of the Parent. The Company is subject to New York City Unincorporated Business Tax.

Note 2 –   **Summary of Significant Accounting Policies (continued)**

c)   *Income Taxes (continued)*
The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and for the previous three years remains subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d)   *Cash*
The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. At December 31, 2015, the Company exceeded federal limits by $424,000.

e)   *Use of Estimates*
The preparation of financial statements in conformity with US GAAP requires management of the Company to use estimates and assumption that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 -   **Related Party Transactions**

The Company occupies space and utilizes personnel with its Parent under an expense sharing agreement. Expenses of approximately $63,000 were allocated by Parent to the Company and were treated as capital contributions. Parent allocated approximately $33,000 of employee compensation, related payroll taxes, and employee benefits, $10,000 for rent, $8,000 for communications, $3,000 for professional fees, and approximately $9,000 for other. These amounts are included in the statement of operations.

Note 4 –   **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1 of the Securities and Exchange Act of 1934), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $658,000 which was $558,000 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 2.43% as of December 31, 2015.

Note 5 –   **Subsequent Events**

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.